Filed by: Sterling Check Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sterling Check Corp.

Commission File No. 001-40829

Date: February 29, 2024

The following FAQ was made available to clients of Sterling Check Corp. on February 29, 2024:

1.	What was announced?

•	Sterling has entered into an agreement to combine with First Advantage to bring our companies together to provide enhanced employment background screening and identity verification solutions.

•	This transaction marks the beginning of an exciting next chapter for Sterling.

•	It’s an opportunity to bring together two complementary background and identity services companies to provide additional benefits to our clients, employees, and shareholders.

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We’re confident that this combination with First Advantage will accelerate our mission to provide the foundation of trust and safety organizations need to create great environments for their most essential resource: people.

2.	Why is First Advantage an ideal partner for Sterling?

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Headquartered in Atlanta, Georgia, First Advantage is a leading provider of employment background screening and identity verification solutions, delivering innovative services and insights to help clients manage risk and hire the best talent.

•	Like us, First Advantage is committed to delivering excellent client service and exceptional client and candidate experiences that are mobile-first, highly intuitive, and data-driven.

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We look forward to many client benefits in the future from this transaction, including increased investment in Artificial Intelligence and next-generation Digital Identification technologies for enhanced client and candidate experiences.

•	First Advantage is also committed to helping companies create people-first cultures built on a foundation of trust and safety – which aligns closely with our mission, purpose, and values.

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In short, we’re confident that First Advantage is the right partner to help us accelerate our mission to provide the foundation of trust and safety organizations need to create great environments for their most essential resource: people.

3.	How will the transaction benefit Sterling’s clients?

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The combined company will be able to offer a broader suite of products and solutions, providing clients with greater choice while maintaining the same standard of high-quality service you expect from us.

•	Like us, First Advantage is committed to delivering excellent client service and exceptional client and candidate experiences that are mobile-first, highly intuitive, and data-driven.

•	We know that they share our commitment to excellence, and we look forward to what we will be able to achieve together.

4.	What changes should I expect as a result of this transaction?

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Until the transaction closes, which we expect to happen in approximately the third quarter of 2024, it remains business as usual for all of us. Sterling and First Advantage will continue to operate as separate and independent companies.

•	As such, there will be no changes in the way we work with you, and you will not see any change in our commitment to you or our levels of quality and service.

•	All current contracts remain in place, and you can continue to reach out to your normal contacts.

5.	Will my engagement with Sterling remain the same? Will Sterling continue to honor its current contracts?

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Until the transaction closes, which we expect to happen in approximately the third quarter of 2024, it remains business as usual for all of us. Sterling and First Advantage will continue to operate as separate and independent companies.

•	There will be no changes to our engagement with you and all current contracts remain in place.

6.	Will my point of contact change at Sterling?

•	You can continue to reach out to your usual Sterling contact.

7.	Where can I find additional information?

•	We are committed to keeping you informed as we work through this process and will provide updates as we have news to share.

•	If you have any questions in the meantime, you can reach out to your usual Sterling contact.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form a part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or a solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such sale, issuance or transfer of securities would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, First Advantage Corporation (“First Advantage”) intends to file with the SEC a registration statement on Form S-4 that will include an information statement of Sterling Check Corp. (“Sterling”) and that also constitutes a prospectus of First Advantage. Each of First Advantage and Sterling may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the information statement/prospectus or registration statement or any other document that First Advantage or Sterling may file with the SEC. The information statement/prospectus (if and when available) will be mailed to stockholders of First Advantage and Sterling. INVESTORS AND SECURITY HOLDERS OF FIRST ADVANTAGE AND STERLING ARE URGED TO READ THE REGISTRATION STATEMENT, INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and information statement/prospectus (if and when available) and other documents containing important information about First Advantage, Sterling and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by First Advantage will be available free of charge on First Advantage’s website at https://fadv.com/ or by contacting First Advantage’s Investor Relations department at investors@fadv.com. Copies of the documents filed with the SEC by Sterling will be available free of charge on Sterling’s website at https://www.sterlingcheck.com/ or by contacting Sterling’s Investor Relations department at IR@sterlingcheck.com.

Forward-Looking Statements

This communication and any documents referred to in this communication contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and it is intended that all forward-looking statements that Sterling or First Advantage make will be subject to the safe harbor protections created thereby. Forward-looking statements can be identified by forward-looking terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “will” or “would,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements that address Sterling’s and First Advantage’s future performance, business strategy, future operations, estimates and projections of revenues, losses, costs, expenses, returns, cash flow, and financial position, anticipated benefits of strategic transactions (including acquisitions and divestitures), and plans and objectives of management (including plans for future cash flow from operations), contained in this communication or any documents referred to herein are forward-looking statements. These statements also include, but are not limited to, statements regarding the expected benefits of the proposed transaction to Sterling and First Advantage and each of their stockholders and the anticipated timing thereof. Sterling and First Advantage have based these forward-looking statements on current expectations, assumptions, estimates and projections. Such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Sterling and First Advantage’s control. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) the effect of the announcement or pendency of the proposed transaction on Sterling’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of Sterling or First Advantage and potential difficulties in Sterling employee retention as a result of the proposed transaction, (vi) risks related to diverting management’s attention from Sterling’s ongoing business operations, (vii) unexpected costs, charges or expenses resulting from the proposed transaction, (viii) certain restrictions during the pendency of the proposed transaction that may impact Sterling’s ability to pursue certain business opportunities or strategic transactions and (ix) the outcome of any legal proceedings that may be instituted against First Advantage or against Sterling related to the Merger Agreement or the proposed transaction. These and other important factors, including those discussed more fully elsewhere in this communication and in Sterling and First Advantage’s filings with the SEC, including their respective Forms 10-K, 10-Q and 8-K, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements contained in this communication are not guarantees of future performance and actual results of operations, financial condition, and liquidity, and the development of the industry in which each of Sterling and First Advantage operates, may differ materially from the forward-looking statements contained in this communication. Any forward-looking statement made in this communication speaks only as of the date of such statement. Except as required by law, neither Sterling nor First Advantage undertakes any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this communication.